TryHard Holdings Ltd

541-0056, 2 Chome 5−19

Kyutaromachi

Chuo Ward, Osaka

Japan

July 21, 2025

Via EDGAR

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Re:	TryHard Holdings Ltd
Registration Statement Form F-1, as amended
File No. 333-287751

Ladies and Gentlemen:

We have submitted a Registration Statement on Form F-1 on July 21, 2025 with the U.S. Securities and Exchange Commission (the “Commission”) simultaneously with this correspondence. Note that the only substantive change was to reduce the size of the resale offering from three resale shareholders to one, reducing the resale offering to 2,388,750 Ordinary Shares and a cybersecurity risk factor. Our response to the Commission’s prior comment regarding the analysis under Securities Act Rules Compliance and Disclosure Interpretations Question 612.09 remains the same as was submitted in the correspondence filed on June 25, 2025.

If you have any questions regarding the disclosure in the Registration Statement on Form F-1 filed herewith, please direct them to our counsel David Ficksman at 310-789-1290 or dficksman@troygould.com or Joilene Wood at 415-305-4651 or jwood@troygould.com.

Sincerely,

TryHard Holdings Ltd

By:	/s/ Rakuyo Otsuki
Rakuyo Otsuki
Chief Executive Officer

cc:	David L. Ficksman
R. Joilene Wood